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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number: 0-17969
                            CUSIP Number: 65333G 10 5

(Check One): / X / Form 10-K  /   / Form 20-F  /   / Form 11-K  /   / Form 10-Q
    /   / Form N-SAR

For Period Ended:  December 31, 1995

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended:
                                ----------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                              -------------------
PART I - REGISTRANT INFORMATION

                                NextHealth, Inc.

                             Full Name of Registrant

                          Sierra Tucson Companies, Inc.

                            Former Name if Applicable

                        16600 North Lago del Oro Parkway
            Address of Principal Executive Office (Street and Number)

                              Tucson, Arizona 85739

                            City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a)      The reasons described in reasonable detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before
           /X/ the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The registrant is unable to complete its Annual Report on Form 10-K within the prescribed time period for the following reason:

The registrant was prepared to file its Annual Report on Form 10-K within the prescribed time period including an unqualified opinion from its independent auditors. The ability to file the Annual Report on Form 10-K within the prescribed time period including the unqualified opinion depended upon the registrant consummating a short-term financing and obtaining a firm commitment for long-term financing pursuant to certain real estate loan commitments (the "Loan Commitments") with a third-party lender (the "Lender"). The Loan Commitments were to have provided the capital necessary to assure a more stable liquidity position and with which its independent auditors would issue an unqualified opinion. By March 29, 1996, the Lender refused to honor the Loan Commitments, even though the registrant had complied with all terms and conditions. The registrant believed and fully expected that this transaction would be completed and had no indication that the Lender would not honor its commitments. As a result, the conditions required by the registrant's independent auditors to issue an unqualified opinion no longer existed. The registrant, in an effort to recreate those conditions, is in the process of securing a financing arrangement which would replace the Loan Commitments and allow the registrant to file its Annual Report on Form 10-K as originally intended. The registrant believes it will be able to secure financing within the time period allowed by Rule 12b-25(b)(2)(ii).

Eliminating this uncertainty to affect a timely filing of the registrant's Annual Report on Form 10-K would require unreasonable effort and create an unreasonable expense for the registrant.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Wayne M. Morrison        (520)                      792-5800
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       (Name)                (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no, identify report(s). /X/ YES / / NO

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(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? /X/ YES / / NO

       If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Significant changes in the results of operations for the year ended December 31, 1995 compared to the same period in 1994 are directly related to the registrant's development and introduction of a new line of business. The registrant reported approximately $530,000 in total revenue and incurred unusual and infrequently occurring items reported as operating expenses of approximately $7.2 million in pre-opening costs and approximately $1.7 million in charges for the retirement and dismantlement of certain assets, all of which are related to this line of business. Excluding these items, the results of operations for the year ended December 31, 1995 are comparable to the results of operations for the same period in 1994.
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                                NEXTHEALTH, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 1996                 By: /s/ WAYNE M. MORRISON
     ------------------------          -----------------------------------------
                                    WAYNE M. MORRISON
                                    Chief Financial Officer
                                    (Principal Financial and Accounting Officer)